FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated October 24, 2016
BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)
BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices) Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F ☐▪
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ⌧▪
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
CNPJ/MF Nº 07.628.528/0001-59
NIRE Nº 35.300.326.237
PUBLICLY-HELD COMPANY

SECOND CALL NOTICE
SPECIAL SHAREHOLDERS MEETING

The Shareholders of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited to attend the Special Shareholders Meeting of the Company, to be held on November 07, 2016, at 11:00 am, on second notice, in view of the absence of quorum for installation on first notice on October 21, 2016.

The Special Shareholder´s Meeting shall be held at the Company’s headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1309, 5th floor, in order to decide on the following agenda:

1. At the Special Shareholders Meeting:

1.1. To resolve on the distribution of interim dividends from the reserve for investment and expansion in the amount of R$ 22,000,000.00 (twenty two million reais).

1.2. To resolve on the amendment of Article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 56.888.916, reflecting the cancellation, carried out on this date, of 1.337.684 common shares held in treasury.

General Information:

Pursuant to Article 126, of LSA, and paragraph 5º, of Article 10, of the Company’s Bylaws, those shareholders who intend to attend the Meeting, must submit the following documents at least seventy-two (72) hours prior to the Meeting: (i) a valid identification card; (ii) proof of ownership issued by the depositary institution in the previous five (5) days and/or (iii) a statement showing the respective shareholding position issued by the proper authority in the case of shareholders participating in the fungible custody of registered shares.

Any Shareholder intending to be represented by a proxy at the Meeting shall deliver the respective power of attorney (granting special powers and having the grantors signatures duly certified by a notary public), at the Company’s headquarters, to its legal department, at least seventy-two (72) hours prior to the Meeting.

Copies of the documents related to the items included in the above Agenda are available consultation at the Company’s headquarters and on its website (www.brasil-agro.com), as well as on the websites of the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), and of BM&FBOVESPA (www.bmfbovespa.com.br).

To contact the Investor Relations Department, use phones (55 11) 3035-5350 / (55 11) 3035-5374 or e-mail ri@brasil-agro.com.

São Paulo, October 25, 2016.

Eduardo S. Elsztain
Chairman of the Board of Directors

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 24, 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: October 24, 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer